Exhibit (a)(5)(x)

Kerr-McGee Announces Preliminary Results of its
Modified "Dutch Auction" Self Tender Offer

Company Executes $5.5 Billion Secured Credit Facility

        Oklahoma City, May 19, 2005—Kerr-McGee Corp. (NYSE: KMG) today announced the preliminary results of its modified "Dutch Auction" self tender offer, from which it expects to accept for payment an aggregate of 46,727,763 shares at a purchase price of $85 per share. These shares represent approximately 29% of the shares outstanding as of March 31, 2005. Kerr-McGee has been informed by the depositary for the tender offer that the preliminary proration factor for the tender offer is approximately 31%. The offer to purchase shares expired on Wednesday, May 18, 2005, at midnight EDT.

        Based on a preliminary count by the depositary for the tender offer, an aggregate of approximately 152,888,923 shares were properly tendered and not withdrawn at a price of $85 per share, including approximately 63,706,985 shares that were tendered through notice of guaranteed delivery. Based on the preliminary results, Kerr-McGee expects to exercise its right to purchase additional shares of common stock, which are included in the 46,727,763 shares referred to above, without extending the tender offer in accordance with applicable securities laws.

        The number of shares to be purchased, the price per share and the proration factor are preliminary. The determination of the final number of shares to be purchased, the final price per share and the final proration factor is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn, the final price per share and the final proration factor will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will occur promptly thereafter. For questions and information about the tender offer, please contact the information agent, Georgeson Shareholder Communications Inc., toll free at 1-877-278-6310.

        Under the terms of the tender offer, Kerr-McGee offered to purchase shares of its common stock at a price not less than $85 per share or more than $92 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, Kerr-McGee will determine the lowest per share price within the range that enables it to buy up to $4 billion of its common stock.

Credit Facility Executed

        Kerr-McGee also announced the execution of definitive documentation for a $5.5 billion secured credit facility arranged by JPMorgan and Lehman Brothers Inc., which will be used to finance the tender offer, to repay certain existing indebtedness, to pay related fees and expenses and for ongoing working capital needs. The credit facility consists of a $2 billion two-year term loan, a $2.25 billion six-year term loan and a $1.25 billion five-year revolving credit line. The initial margin above LIBOR will be 225 basis points for the two-year term loan and the revolving credit facility and 250 basis points for the six-year term loan. The closing and funding of the credit facility is expected to occur when shares tendered in the tender offer are accepted for purchase.

        Kerr-McGee is an Oklahoma City-based energy and inorganic chemical company with worldwide operations and assets of more than $14 billion. For more information on Kerr-McGee, go to the company's website at www.kerr-mcgee.com.

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Statements in this news release regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements." These forward-looking statements include those statements preceded by, followed by or that otherwise include the word "expects," or similar words. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the timing, manner and success of the planned separation of Kerr-McGee's chemical business and the divestiture of certain oil and gas properties, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets (including changes in currency exchange rates), political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors section of the company's Annual Report on Form 10-K and other U.S. Securities and Exchange Commission filings. Actual results and developments may differ materially from those expressed or implied in this news release.

Media Contact:	Debbie Schramm Direct: 405-270-2877 Pager: 888-734-8294 dschramm@kmg.com
Investor Contact:	Rick Buterbaugh Direct: 405-270-3561

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